EXHIBIT 99.1

CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2024 AND 2023

(Expressed in thousands of Canadian Dollars)

(Unaudited)

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Notice of No Auditor Review of Condensed Consolidated Interim Financial Statements

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these condensed consolidated interim financial statements they must be accompanied by a notice indicating that the condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

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Northern Dynasty Minerals Ltd.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited - Expressed in thousands of Canadian Dollars)

		September 30	December 31
	Notes	2024	2023

ASSETS

Non-current assets
Restricted Cash	5(b)	$924	$872
Mineral property, plant and equipment	3	111,078	121,851
Total non-current assets		112,002	122,723

Current assets
Receivable from related party	8	4	17
Amounts receivable and prepaid expenses	4	547	2,908
Cash and cash equivalents	5(a)	21,835	18,200
Total current assets		22,386	21,125

Total Assets		$134,388	$143,848

EQUITY

Capital and reserves
Share capital	6	$702,713	$702,950
Reserves	6	120,039	117,292
Deficit		(710,325)	(696,958)
Total equity		112,427	123,284

LIABILITIES

Non-current liabilities
Trade and other payables	9	522	338
Total non-current liabilities		522	338

Current liabilities
Convertible notes liability	7	2,487	2,197
Derivative on convertible notes	7	17,568	16,687
Payables to related parties	8	153	287
Trade and other payables	9	1,231	1,055
Total current liabilities		21,439	20,226

Total liabilities		21,961	20,564

Total Equity and Liabilities		$134,388	$143,848

Nature and continuance of operations (note 1)

Commitments and contingencies (note 14)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are signed on the Company's behalf by:

/s/ Ronald W. Thiessen	/s/ Christian Milau

Ronald W. Thiessen	Christian Milau
Director	Director

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Northern Dynasty Minerals Ltd.

Condensed Consolidated Interim Statements of Comprehensive Loss

(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

		Three months ended September 30		Nine months ended September 30
	Notes	2024	2023	2024	2023

Expenses
Exploration and evaluation expenses	10,11	$932	$1,587	$3,604	$5,674
General and administrative expenses	10,11	2,145	2,686	7,093	7,757
Legal, accounting and audit	10	551	(345)	2,201	3,129
Share-based compensation	6(c),(d)	8	245	20	1,061
Loss from operating activities		3,636	4,173	12,918	17,621
Foreign exchange loss (income)		199	39	(194)	16
Interest income		(225)	(33)	(660)	(205)
Finance expense		207	14	594	43
Other income		-	(8)	-	(22)
Loss on change in fair value of convertible notes derivative	7	736	-	881	-
Net loss before tax		$4,553	$4,185	$13,539	$17,453
Income tax expense		65	10	65	10
Net loss		$4,618	$4,195	$13,604	$17,463

Other comprehensive loss (income)
Items that may be subsequently reclassified to net loss
Foreign exchange translation difference	6(e)	1,295	(3,122)	(2,727)	(200)
Other comprehensive loss (income)		$1,295	$(3,122)	$(2,727)	$(200)

Total comprehensive loss		$5,913	$1,073	$10,877	$17,263

Basic and diluted loss per share	12	$0.01	$0.01	$0.03	$0.03

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of Canadian Dollars)

		Nine months ended September 30
	Notes	2024	2023

Operating activities
Net loss		$(13,604)	$(17,463)
Non-cash or non operating items
Depreciation	3	119	123
Interest income		(660)	(205)
Loss on change in fair value of convertible notes derivative	7	881	-
Share-based compensation		20	1,061
Unrealized exchange gain		128	21
Changes in working capital items
Amounts receivable and prepaid expenses		2,457	(716)
Amounts receivable from related party		13	-
Trade and other payables		168	4,256
Payables to related parties		(134)	66
Net cash used in operating activities		(10,612)	(12,857)

Investing activities
Disposal of plant and equipment		-	1
Proceeds from royalty transaction on mineral property interest	3	13,826	-
Interest received on cash and cash equivalents		545	173
Net cash from investing activities		14,371	174

Financing activities
Payments of principal portion of lease liabilities	9	(114)	(114)
Net cash used in financing activities		(114)	(114)

Net increase (decrease) in cash and cash equivalents		3,645	(12,797)
Effect of exchange rate fluctuations on cash and cash equivalents		(10)	7
Cash and cash equivalents - beginning balance		18,200	14,173

Cash and cash equivalents - ending balance	5(a)	$21,835	$1,383

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

	Notes	Share capital		Reserves
				Equity -	Foreign
				settled	currency		Share
		Number of		share-based	translation	Investment	Purchase
		shares		compensation	reserve	revaluation	Warrants		Total
		(note 6(a))	Amount	reserve	(note 6(e))	reserve	(note 6(b))	Deficit	equity

Balance at January 1, 2023		529,779,388	$700,278	$80,024	$38,091	$(17)	$271	$(675,962)	$142,685
Shares issued upon redemption of Deferred Share Units	6(d)	143,622	99	(99)	-	-	-	-	-
Share-based compensation	6(c),(d)	-	-	1,061	-	-	-	-	1,061
Net loss		-	-	-	-	-	-	(17,463)	(17,463)
Other comprehensive income net of tax		-	-	-	200	-	-	-	200
Total comprehensive loss									(17,263)

Balance at September 30, 2023		529,923,010	$700,377	$80,986	$38,291	$(17)	$271	$(693,425)	$126,483

Balance at January 1, 2024		538,478,010	$702,950	$80,993	$35,233	$(17)	$1,083	$(696,958)	$123,284
Shares returned to treasury and cancelled		(753,729)	(237)	-	-	-	-	237	-
Share-based compensation	6(d)	-	-	20	-	-	-	-	20
Net loss		-	-	-	-	-	-	(13,604)	(13,604)
Other comprehensive income net of tax		-	-	-	2,727	-	-	-	2,727
Total comprehensive loss									(10,877)

Balance at September 30, 2024		537,724,281	$702,713	$81,013	$37,960	$(17)	$1,083	$(710,325)	$112,427

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024, and 2023

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the “Company”) is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company is listed on the Toronto Stock Exchange (“TSX”) under the symbol “NDM” and on the NYSE American Exchange (“NYSE American”) under the symbol “NAK”. The Company’s corporate office is located at 1040 West Georgia Street, 14th floor, Vancouver, British Columbia.

The condensed consolidated interim financial statements (“Financial Statements”) of the Company as at and for the three and nine months ended September 30, 2024, include financial information for the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Company is the ultimate parent. The Group’s core mineral property interest is the Pebble Copper-Gold-Molybdenum-Silver-Rhenium Project (the “Pebble Project”) located in Alaska, United States of America (“USA” or “US”). All US dollar amounts when presented are denoted “US$” and expressed in thousands, unless otherwise stated.

The Group is in the process of exploring and evaluating the Pebble Project and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations and the underlying value and recoverability of the amounts shown for the Group’s mineral property interests is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing to complete the exploration and development of the Pebble Project; the Group obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the Pebble Project.

As of September 30, 2024, the Group had $21,835 (December 31, 2023 – $18,200) in cash and cash equivalents for its operating requirements and a working capital (current assets minus current liabilities) of $947 (December 31, 2023 – $899). Working capital is impacted by the recognition in current liabilities of the convertible notes liability and derivative on convertible notes (note 7). These Financial Statements have been prepared based on a going concern, which assumes that the Group will be able to raise sufficient funds to continue its exploration and development activities and satisfy its obligations as they come due. During the nine months ended September 30, 2024, the Group incurred a net loss of $13,604 (2023 – $17,463) and had a deficit of $710,325 as of September 30, 2024 (December 31, 2023 – $696,958). The Group has prioritized the allocation of its financial resources to meet key corporate and Pebble Project expenditure requirements in the near term, including funding the Group’s response to the US Environmental Protection Agency (“EPA”)’s final determination and appeal and remand of the Record of Decision (the “ROD”) (both discussed below). Additional financing will be required to progress any material expenditures relating to the permitting of the Pebble Project. Additional financing may include any of or a combination of debt, equity (subject to terms of the convertible notes (note 7), royalties and/or contributions from possible new Pebble Project participants. With the completion of the second US$12,000 tranche under the royalty agreement on July 25, 2024, the terms of the November 2023 amendment to the royalty agreement (the “Amendment”), provides the royalty holder, at its option, the ability to complete the remaining investment of US$36 million, under the royalty agreement, in US$12 million tranches, by July 26, 2025. There can be no assurances that the Group will be successful in receiving this additional investment or obtaining additional financing or funding when required. If the Group is unable to raise the necessary capital resources and generate sufficient cash flows to meet obligations as they come due, the Group may, at some point, consider reducing or curtailing its operations. As a result, there is material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern.

These Financial Statements do not reflect adjustments to the carrying values and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024, and 2023

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

The Group, through the Pebble Limited Partnership (“Pebble Partnership”), initiated federal and state permitting for the Pebble Project under the National Environmental Protection Act (“NEPA”) by filing documentation for a Clean Water Act (“CWA”) 404 permit with the US Army Corps of Engineers (“USACE”) in December 2017. The USACE published a draft Environmental Impact Statement (“EIS”) in February 2019 and completed a 120-day public comment period thereon on July 2, 2019. In late July 2019, the EPA withdrew the determination initiated under Section 404(c) of the CWA in 2014 for the waters of Bristol Bay (“Proposed Determination”), which attempted to pre-emptively veto the Pebble Project before it received an objective, scientific regulatory review under NEPA. On July 24, 2020, the USACE published the final EIS. On November 25, 2020, the USACE issued a ROD rejecting the Pebble Partnership’s permit application (“2020 ROD”), finding concerns with the proposed compensatory mitigation plan and determining the project would be contrary to the public interest. The 2020 ROD rejected the compensatory mitigation plan as ‘non-compliant’ and determined the project would cause ‘significant degradation’ and was contrary to the public interest. Based on this finding, the USACE rejected the Pebble Partnership’s permit application under the CWA. On January 19, 2021, the Pebble Partnership submitted its request for appeal of the 2020 ROD with the USACE Pacific Ocean Division (“USACE POD”) (the “RFA”). On February 24, 2021, the USACE POD notified the Pebble Partnership that the RFA was complete and met the criteria for appeal and assigned a review officer (“RO”) to oversee the administrative appeal process at that time but subsequently assigned a new RO. The USACE POD also indicated that due to the complexity of issues and volume of materials associated with the Pebble Project case, the review would take additional time than what federal regulations suggest, which was that the appeal should conclude within 90 days, and no case extend beyond one year. In June 2021, the USACE POD completed the ‘administrative record’ for the appeal and provided a copy to the Pebble Partnership, following which the Pebble Partnership and its legal counsel reviewed the voluminous record for completeness and relevance to the USACE’s permitting decision, and its sufficiency to support a fair, transparent, and efficient review. An appeal conference was held in July 2022. On April 24, 2023, the USACE POD issued its decision to remand the permit application denial to the USACE Alaska District (the “District”) so the District can re-evaluate specific issues. As a result of the remand decision and in light of the EPA’s Final Determination (discussed below), the District was instructed to review the appeal decision and had 45 days to notify the parties how it plans to proceed. Six extensions were requested and granted. The District’s last extension was until the US Supreme Court acted on the State of Alaska’s bill of complaint challenging the EPA’s exercise of its CWA, Section 404(c) authority. On January 8, 2024, the US Supreme Court announced they would not hear the State’s complaint directly and it would have to go through the normal US federal court process. In April 2024, the District determined not to engage in the remand process. The District also issued a further record of decision dated April 15, 2024, to deny the permit on the basis that the Pebble Project and portions of the required transportation and pipeline corridor fall within the “defined areas for prohibition” and the “defined area for restriction” in the EPA’s Final Determination. The further denial was stated by the District to be without prejudice and not subject to administrative appeal on the basis that the EPA’s Final Determination is a controlling factor that cannot be changed by a District decision maker. The District’s further determination is not based on the merits of the many technical issues raised in the Company’s appeal and is viewed by the Company as prejudicial to the Company and the Pebble Partnership as the EPA’s Final Determination is based on, in part, the rationale utilized by the District in its 2020 ROD which was not sustained by the administrative appeal decision.

On October 29, 2021, the court granted the EPA’s motion for remand and vacated the EPA’s 2019 withdrawal of the Proposed Determination decision, thus reinstating the Proposed Determination. The court declined to impose a schedule on the EPA’s proceedings on remand. On May 25, 2022, the EPA announced that it intended to advance its pre-emptive veto of the Pebble Project and issued a revised Proposed Determination. Public comments on the revised Proposed Determination closed on September 6, 2022. The Pebble Partnership submitted extensive comments on the Revised Proposed Determination, objecting to the EPA’s pre-emptive veto of the Pebble Project and stating its concerns about legal and factual flaws therein. On January 30, 2023, the EPA issued a Final Determination under Section 404(c) of the CWA, imposing limitations on the use of certain waters in the Bristol Bay watershed as disposal sites for certain discharges of dredged or fill material associated with development of a mine at the Pebble deposit. This Final Determination is the concluding step in the administrative process set forth in 40 C.F.R. Part 231, which governs the EPA’s authority under Section 404(c) to veto permit decisions. The Administrative Procedure Act (“APA”), 5 USC §551 et seq., which governs judicial review of agency decisions, provides that individuals aggrieved by agency action may seek judicial review of any “final agency action.” The EPA’s administrative determination can be challenged by filing a lawsuit in US federal district court seeking reversal of that decision. The Company and the Pebble Partnership are seeking judicial review of the Final Determination. On March 15, 2024, the Company announced that two separate actions had been filed in the US federal courts challenging the federal government’s actions to prevent it and the Pebble Partnership from building a mine at the Pebble Project. One action, filed in Federal District Court in Alaska, seeks to vacate the EPA’s Final Determination to veto a development at Pebble. The second action, filed in the US Court of Federal Claims in Washington, DC, claims the actions by the EPA constitute an unconstitutional "taking" of the Company’s and the Pebble Partnership’s property. On September 17, 2024 this "takings" action was stayed pending the results of the separate action to vacate the EPA’s Final Determination.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024, and 2023

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

On June 7, 2024, the Company and the Pebble Partnership filed a motion to add the District as a defendant to the action filed against the EPA, and to amend the complaint to claim that the USACE’s permit decision was arbitrary and capricious. The amended complaint claims that the District’s initial permit denial, which informed the EPA’s Final Determination, was flawed in ways that the District itself subsequently acknowledged, including (i) that the project might damage the Bristol Bay fishery when the District’s scientific review set forth in the final EIS had found just the opposite, and (ii) that there was risk of a catastrophic failure of the tailings facility when the final EIS concluded the opposite, determining the probability was remote. The Company and the Pebble Partnership claim that the District’s refusal to proceed with the remand process is contradictory and prejudicial to the Company and the Pebble Partnership as the EPA’s Final Determination is based on the District’s conclusions which are, in part, required to be the reviewed under the remand process. In August 2024, the US Federal District Court in Alaska granted the motion to modify the existing complaint against the EPA by adding the District as an additional defendant.

The State of Alaska filed a “takings” action in the US Court of Federal Claims in Washington, DC, in March 2024. The State of Alaska filed an action in Federal District Court in Alaska seeking to vacate the EPA veto of a development at Pebble in April 2024. The former action has also been stayed pending the outcome of the latter.

In June 2024, Iliamna Natives Limited (“INL”) and Alaska Peninsula Corporation (“APC”) filed suit against the EPA for exceeding its authority with the veto action against Pebble. Both INL and APC are Alaska Native Village corporations representing two of the communities closest to the Pebble Project.

2.	MATERIAL ACCOUNTING POLICIES

(a)	Statement of Compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”s). They do not include all of the information required by IFRS for complete annual financial statements and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended December 31, 2023 (the “2023 annual financial statements”). These Financial Statements were authorized for issue by the Audit and Risk Committee on November 12, 2024.

(b)	Significant Accounting Estimates and Judgements

In preparing these Financial Statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024, and 2023

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

There was no change in the use of significant estimates and judgements during the current period as compared to those described in Note 2 in the 2023 annual financial statements, and which three are discussed below:

Critical accounting judgements

1.	The Group used judgement in concluding that no impairment indicators exist in relation to the Pebble Project, notwithstanding the receipt of the ROD denial of the permit by the USACE for the Pebble Project and the Final Determination issued by the EPA that prohibits the disposal of dredged or fill material for the Pebble Project, both of which may be considered an indicator under IFRS 6, Exploration for and Evaluation of Mineral Resources, for testing for impairment. Key to the Group’s judgement conclusion include the following:

•	The Group submitted an administrative appeal with the USACE POD on the permit denial and the USACE POD remanded the permit decision to the District to re-evaluate specific issues. Although the District has declined to engage in the remand process, citing the EPA intervening veto of development at Pebble, this decision is without prejudice and not based on the merits of the many technical issues raised in the Group’s appeal. The Group also filed a motion to amend its complaint against the EPA to include the District as an additional defendant, which was granted;
•	The Group has legal avenues to challenge the EPA’s Final Determination and has filed actions thereto (see note 1); and
•	The Company’s market capitalization on September 30, 2024, and the date the Financial Statements were authorized for issuance, exceeded the carrying value of the Pebble Project and the Group’s net asset value.

2.

The Group used judgement that going concern is an appropriate basis for the preparation of the Financial Statements, as the Group considered existing financial resources in determining that such financial resources can meet key corporate and Pebble Project expenditure requirements for at least the next twelve months (note 1).

3.

The Group used judgement in concluding that the convertible notes are hybrid financial instruments because of the embedded derivative liability that is the foreign exchange equity conversion i.e., the Group can issue a fixed number of the Company’s shares for a variable amount depending on the US$/C$ exchange rate.

(c)	Recent Accounting Pronouncements

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB. The following was adopted by the Group on January 1, 2024:

•

IFRS 16, Sale and Leaseback Transactions: In September 2022, the IASB issued amendments to IFRS 16, Leases, which add requirements explaining how to account for a sale and leaseback after the date of the transaction. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. Earlier application is permitted. The adoption had no impact on the Financial Statements as the Group did not incur any of these transactions in the reporting period.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024, and 2023

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

3.	MINERAL PROPERTY, PLANT AND EQUIPMENT

The Group’s exploration and evaluation assets are comprised of the following:

Nine months ended September 30, 2024	Mineral Property Interest [1]	Plant and Equipment [3]	Total
Cost
Beginning balance	$94,317	$2,249	$96,566
Disposal of mineral property interest [2]	(13,826)	–	(13,826)
Modification of lease term	–	305	305
Ending balance	80,491	2,554	83,045

Accumulated depreciation
Beginning balance	–	(2,096)	(2,096)
Depreciation charge for the period [4]	–	(119)	(119)
Ending balance	–	(2,215)	(2,215)

Foreign currency translation difference
Beginning balance	27,158	223	27,381
Movement for the period	2,864	3	2,867
Ending balance	30,022	226	30,248

Net carrying value – December 31, 2023	$121,475	$376	$121,851
Net carrying value – September 30, 2024	$110,513	$565	$111,078

Notes to table:

1.	Mineral Property Interest

Comprises the Pebble Project, a contiguous block of 1,840 mineral claims covering approximately 274 square miles located in southwest Alaska, 17 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

2.	Disposal of Mineral Property Interest – Royalty Agreement

On July 25, 2024, the Group received the remaining US$10,000 royalty payment under the second tranche of the Group’s royalty agreement and the Amendment.

As the royalty holder completed the funding of the second tranche (for a total of US$12,000) on or before July 26, 2024, the balance for the completion of the royalty agreement, payable in three US$12,000 tranches, has been extended until July 26, 2025, as agreed to under the Amendment.

Completion of the second tranche of US$12,000 increases the royalty holder’s right to an aggregate of 4% of the payable gold production and 12% of the aggregate silver production.

The Group has recorded the payment as a recovery of mineral property costs consistent with the previous payments as they represent a partial sale of mineral property interest. The royalty agreement and the Amendment provides the royalty holder with rights akin to ownership of an undivided interest in the Pebble Project. Accordingly, no gain or loss was recognized.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024, and 2023

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

3.	Plant and Equipment include Right-of-Use Assets (“ROU Assets”)

ROU Assets, which relate to the use of office space, office equipment and yard storage are included under plant and equipment. The following comprises ROU Assets:

Nine months ended September 30, 2024	Land and Buildings	Equipment	Total
Cost
Beginning balance	$828	$48	$876
Modification of lease term	305	–	305
Ending balance	1,133	48	1,181

Accumulated depreciation
Beginning balance	(466)	(34)	(500)
Depreciation charge for the period [4]	(112)	(4)	(116)
Ending balance	(578)	(38)	(616)

Foreign currency translation difference
Beginning balance	(2)	(2)	(4)
Movement for the period	3	1	4
Ending balance	1	(1)	–

Net carrying value – December 31, 2023	$360	$12	$372
Net carrying value – September 30, 2024	$556	$9	$565

4.

For the three months ended September 30, 2024, total depreciation was $39 (2023 – $41) of which ROU Asset depreciation was $39 (2023 – $39). For the nine months ended September 30, 2024, total depreciation was $119 (2023 – $123) of which ROU Asset depreciation was $116 (2023 – $113). ROU Asset depreciation of $26 (2023 – $25) and $78 (2023 – $75) for the three and nine months ended September 30, 2024, respectively, is included in general and administrative expenses (note 10(b)). The remainder of the depreciation is included in exploration and evaluation expenses.

4.	AMOUNTS RECEIVABLE AND PREPAID EXPENSES

	September 30	December 31
	2024	2023
Sales tax receivable	$53	$63
Interest, refundable deposits, and other receivables [1]	125	595
Prepaid expenses [2]	369	2,250
Total	$547	$2,908

Notes to table:

1.	At December 31, 2023, includes the Group’s insurance carrier’s reimbursement of $532 of legal costs incurred on class actions and the Alaska Grand Jury investigation (note 14(a)).

2.	Includes prepaid insurance, which is amortized over the insurance term.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024, and 2023

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

5.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

(a)	Cash and Cash Equivalents

The Group’s cash and cash equivalents at September 30, 2024 and December 31, 2023, consisted of cash on hand and was invested in business and savings accounts.

(b)	Restricted Cash

The Group has cash deposited with a United States financial institution that has been pledged as collateral to the surety provider for a US$2,000 surety bond that was placed with the Alaskan regulatory authorities for a performance guarantee related to any potential reclamation liability as a condition of the Miscellaneous Land Use Permit granted to the Pebble Partnership for its ongoing activities on the Pebble Project. The cash deposit will be released once any required reclamation work has been performed and assessed by the Alaskan regulatory authorities. The cash is invested in a money market fund. For the three and nine months ended September 30, 2024, the Group earned income of $12 (2023 – $10) and $34 (2023 – $28) respectively, which was re-invested.

6.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At September 30, 2024, and 2023, authorized share capital consisted of an unlimited number of common shares (“Shares”) with no par value, of which 537,724,281 (2023 – 529,923,010) Shares were issued and fully paid.

(b)	Options not Issued under the Group’s Incentive Plan and Warrants

Continuity	Number of options [1]	Number of Warrants [2]	Weighted average exercise price ($/option)
Balance December 31, 2022, and September 30, 2023	37,600	–	0.29
Issued	–	8,555,000	0.45
Balance December 31, 2023, and September 30, 2024	37,600	8,555,000	0.45

Notes to the table:

1.

The options were issued in exchange for the outstanding options in Cannon Point Resources Ltd. on the acquisition of the company in October 2015. They are all exercisable and have a remaining life of 0.19 (December 31, 2023 – 0.94) years and expire on December 8, 2024.

2.	The warrants were issued pursuant to the unit private placement in December 2023. They have a remaining life of 1.21 (December 31, 2023 – 1.96) years and expire on December 14, 2025.

Page | 13

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024, and 2023

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

(c)	Share Purchase Option Compensation Plan

The following reconciles the issued and outstanding options pursuant to the Group’s incentive plan for the three and nine months ended September 30, 2024, and 2023:

Continuity of options	Number of options	Weighted average exercise price ($/option)
Balance December 31, 2022	27,693,500	0.98
Expired	(3,375,000)	0.80
Balance September 30 and December 31, 2023	24,318,500	1.00
Expired	(6,368,500)	0.99
Balance September 30, 2024	17,950,000	1.01

For the three months and nine months ended September 30, 2024, the Group recognized $nil (2023 – $239 and $1,043 respectively) in share-based compensation (“SBC”) for options in the Statement of Comprehensive Loss.

The following table summarizes information on options outstanding as at the reported dates:

	September 30, 2024			December 31, 2023
Exercise price ($)	Number of options outstanding	Number of options exercisable	Weighted Average Remaining contractual life (years)	Number of options outstanding	Number of options exercisable	Weighted Average Remaining contractual life (years)
0.41	11,254,000	11,254,000	2.88	11,254,000	11,254,000	3.63
0.99	–	–	–	6,368,500	6,368,500	0.74
2.01	6,696,000	6,696,000	0.80	6,696,000	6,696,000	1.55
Total	17,950,000	17,950,000		24,318,500	24,318,500

The weighted average contractual life for options outstanding, which were all exercisable, was 2.10 (December 31, 2023 – 2.30) years per option.

(d)	Deferred Share Units (“DSUs”)

The following reconciles DSUs outstanding for the nine months ended September 30, 2024, and 2023:

Continuity of DSUs	Number of DSUs	Weighted average fair value ($/DSU)
Balance December 31, 2022	539,286	0.65
Granted	60,039	0.31
Redeemed	(143,622)	0.69
Balance September 30, 2023	455,703	0.60
Granted	14,644	0.45
Balance December 31, 2023	470,347	0.59
Granted	50,501	0.40
Balance September 30, 2024	520,848	0.57

Page | 14

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024, and 2023

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

For the three months and nine months ended September 30, 2024, the Group recognized SBC of $8 (2023 – $6) and $20 (2023 – $18) for DSU grants in the Statement of Comprehensive Loss, based on the aggregate market value of Shares on grant date, with a corresponding increase in the equity-settled share payment reserve in equity.

After the reporting period the Group issued 15,548 DSUs with a fair value of $0.45 per DSU on date of grant (note 8(a)).

(e)	Foreign Currency Translation Reserve

Continuity
Balance December 31, 2022	$38,091
Gain on translation of foreign subsidiaries	200
Balance September 30, 2023	38,291
Loss on translation of foreign subsidiaries	(3,058)
Balance December 31, 2023	35,233
Gain on translation of foreign subsidiaries	2,727
Balance September 30, 2024	$37,960

The foreign currency translation reserve represents accumulated exchange differences arising on the translation of the results of operations and net assets of the Group’s subsidiaries with a US dollar functional currency into the Group’s presentation currency, the Canadian dollar.

7.	CONVERTIBLE NOTES LIABILITY AND DERIVATIVE ON CONVERTIBLE NOTES

In December 2023, pursuant to an investment agreement, an investor, Kopernik Global Investors, LLC, on behalf of its clients (collectively the "Investor"), purchased convertible notes having an aggregate principal amount of US$15 million (the “Notes").  The Notes have a term of 10 years from the date of issuance, being December 18, 2023, and bear interest at a rate of 2.0% per annum, payable in cash semi-annually in arrears on December 31 and June 30 of each year, commencing on June 30, 2024.  The principal amount of the Notes is convertible at any time at the option of the Investor at a per share conversion price of US$0.3557 (the "Conversion Price"), subject to adjustment in certain circumstances (i.e., including a change of control).  If the Group proceeds with an equity financing in the future, the terms of the Notes require that the Group redeem the Notes at 150% of the principal amount of the Notes, in cash or convert at the Conversion Price (the "financing redemption option"), at the election of the Investor, and pay any accrued but unpaid interest in cash.  This financing is subject to customary exclusions for non-financing issuances of the Company’s equity securities.  In addition, the Notes include change of control provisions under which (i) the Investor may elect to convert the Notes concurrent with a change of control transaction at the lower of the fixed Conversion Price and the price per common share implied by the change of control transaction, and (ii) if the Investor does not elect to convert, the Group will be required to offer to repurchase the Notes at 101% of the principal amount ( the "CoC option"), plus accrued but unpaid interest.

As the amount of the Notes to be settled is a fixed US Dollar amount which when converted back to the Company’s functional currency results in a variable amount of cash (i.e., a variable carrying amount for the financial liability that arise from changes in the USD/CAD exchange rate), the fixed-for-fixed criterion for equity classification is not met. The conversion option, financing redemption option and the CoC option are derivative liabilities, with their value dependent on the USD/CAD exchange rate and so are embedded derivatives. The Notes as a result include a debt host, which is accounted for at amortised cost, and the embedded derivatives, which are separated from the debt host and accounted for at fair value with changes in fair value recorded in the Statement of Comprehensive Loss.

Transaction costs of $196 were incurred on the issue of the Notes of which $22 was allocated to the debt host with the balance recorded in the Statement of Comprehensive Loss.

As the conversion feature may be exercised by the Investor at any time, the Group does not have the right to defer its settlement for at least twelve months. Accordingly, the convertible notes liability and derivative on convertible notes are classified as current liabilities in the Statement of Financial Position.

Page | 15

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024, and 2023

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

Convertible notes liability

The debt host has been accounted for at amortised cost with a 30.13% effective interest rate. The following reconciles movements at the reported dates:

	September 30	December 31
Continuity	2024	2023
Beginning balance	$2,197	$–
Recognition on issue date	–	2,234
Transaction costs	–	(22)
Interest accretion	550	26
Interest paid and payable	(306)	(15)
Exchange difference	46	(26)
Ending balance	$2,487	$2,197

Derivative on convertible notes

The following reconciles the movements at the reported dates:

	September 30	December31
Continuity	2024	2023
Beginning balance	$16,687	$–
Recognition on issue date	–	17,866
Loss (gain) on change in fair value	881	(1,179)
Ending balance	$17,568	$16,687

The fair value of the conversion option was estimated using the Binomial Option Pricing Model with formulae based on the Cox-Ross-Rubenstein approach with the following inputs and assumptions on each date:

Input/Assumption	September 30, 2024	December 31, 2023
Share price on valuation date	US$0.33	US$0.32
Volatility	95.8495%	95.4459%
Strike price on conversion	US$0.3557	US$0.3557
Time to expiration	3,366 days	3,640 days
Risk free interest rate	4.117%	5.153%
Dividend Yield	Nil%	Nil%

The estimated value for the conversion option under the model was US$12,264 ($16,589) on September 30, 2024 (December 31, 2023 – US$12,048 ($15,960)).

For the financing redemption and CoC options, the Group estimated the discounted cash flow (“DCF”) value of the options assuming the events that trigger these options occur mid-point between the Notes issuance and maturity. The Group determined from the DCF analysis that there was additional value over and above the conversion option. As such, the Group estimated at both September 30, 2024 and at December 31, 2023, a 10% probability for either option occurring with an 80% probability of conversion at the Conversion Price. Accordingly, the estimated value for the embedded derivative was estimated at US$12,987 ($17,568) on September 30, 2024 (December 31, 2023 – US$12,597 ($16,687)) and as a result the Group recorded a loss in the change in fair value of $881 (December 31, 2023 – gain of $1,179) for the embedded derivative.

The valuation of the embedded derivative is sensitive to changes in the Company’s share price and assumed volatility of the Company’s share price. If the assumed volatility increases/decreases by 10%, the fair value of the embedded derivative increases/decreases by approximately 3-4%. If the share price is reduced/increased by 10%, the fair value of the embedded derivative reduces/increases by approximately 11%.

Page | 16

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024, and 2023

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

8.	RELATED PARTY BALANCES AND TRANSACTIONS

The components of transactions to related parties are as follows:

	September 30	December 31
Receivable from related party	2024	2023
Key management personnel (“KMP”)	$4	$–
Hunter Dickinson Services Inc. (“HDSI”) (b)	–	17
Total	$4	$17

	September 30	December 31
Payables to related parties	2024	2023
Key management personnel (a)	$72	$34
Hunter Dickinson Services Inc. (b)	81	253
Total	$153	$287

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation. Details between the Group and other related parties are disclosed below.

(a)	Transactions and Balances with Key Management Personnel

The aggregate value of transactions with KMP, which are the Group’s directors that includes the Chief Executive Officer (“CEO”) and senior management: the Chief Financial Officer (“CFO”), Company Secretary and General Counsel, Executive Vice President (“EVP”), Environment and Sustainability, EVP, Corporate Development, Vice President (“VP”), Investor Relations, VP, Engineering, and the Pebble Partnership’s CEO, VP, Public Affairs and Senior Permitting Advisor, was as follows for the three and nine months ended September 30, 2024 and 2023:

	Three months		Nine months
Transaction	2024	2023	2024	2023
Compensation
Amounts paid and payable to HDSI for services of KMP employed by HDSI [1]	$471	$633	$1,443	$1,907
Amounts paid and payable to KMP [2]	509	356	1,544	1,314
	980	989	2,987	3,221
Share-based compensation [3]	8	131	20	655
Total compensation	$988	$1,120	$3,007	$3,876

Notes to table:
1.	The Group’s CEO, CFO, Board Chair and senior management, other than disclosed in note 2 below, are employed by the Group through HDSI (refer (b) below).

2.

Represents short-term employee benefits, including cash director’s fees paid to the Group’s independent directors, and salaries paid and payable to the Pebble Partnership’s CEO, VP, Public Affairs and Senior Permitting Advisor.

3.	SBC relates to options issued and/or vesting and DSUs granted during the respective periods (notes 6(c)-(d)).

After the reporting period, 15,548 DSUs were issued to a director (note 6(d)).

Page | 17

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024, and 2023

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

(b)	Transactions and Balances with other Related Parties

HDSI is a private company that provides geological, engineering, environmental, corporate development, financial, administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement. The annually set rates also include a component of overhead costs such as office rent, information technology services and general administrative support services. HDSI also incurs third party costs on behalf of the Group, which are reimbursed by the Group at cost. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Group.

For the three and nine months ended September 30, 2024, and 2023, transactions with HDSI were as follows:

	Three months		Nine months
Transactions	2024	2023	2024	2023
Services rendered by HDSI:
Technical[1]
Engineering	$44	$126	$144	$313
Environmental	6	85	15	275
Other technical services	20	53	26	105
	70	264	185	693
General and administrative
Management, consulting, corporate communications, secretarial, financial and administration	562	632	1,812	1,816
Shareholder communication	145	172	450	525
	707	804	2,262	2,341

Total for services rendered	777	1,068	2,447	3,034

Reimbursement (refund) of third-party expenses
Conferences and travel	17	53	147	196
Insurance	–	–	74	82
Office supplies and information technology [2]	119	134	439	443
Total reimbursed	136	187	660	721

Total	$913	$1,255	$3,107	$3,755

Notes to table:

1.	Included in exploration and evaluation expenses.

2.

Includes payments made for the use of offices and shared space for the three and nine months of $38 (2023 – $37) and $135 (2023 – $130) respectively. The Company signed an office use agreement effective May 1, 2021, for a five-year term ending April 29, 2026. As of September 30, 2024, the remaining undiscounted commitment was $166 (note 14(d)).

Pursuant to the management services agreement between HDSI and the Company, following a change of control, the Company is subject to termination payments if the management services agreement is terminated. The Company will be required to pay HDSI $2,800 and an aggregate amount equal to six months of annual salaries payable to certain individual service providers under the management services agreement and their respective employment agreements with HDSI.

Page | 18

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024, and 2023

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

9.	TRADE AND OTHER PAYABLES

	September 30	December 31
Current liabilities	2024	2023
Falling due within the year
Trade	$1,093	$929
Lease liabilities [1]	138	126
Total	$1,231	$1,055

	September 30	December 31
Non-current liabilities	2024	2023
Lease liabilities [1]	$522	$338
Total	$522	$338

Notes to tables:

1.

Lease liabilities relate to leases of offices, office equipment and for yard storage, which have remaining lease terms of 18 to 68 months and interest rates of 9.5% – 14% over the term of the leases. During the three and nine months ended September 30, 2024, the Group recognized interest expense on lease liabilities of $19 (2023 – $14) and $44 (2023 - $43) respectively.

The following summarizes lease liabilities for the reporting periods indicated:

	September 30	December 31
Lease liabilities	2024	2023
Beginning balance	$464	$613
Modification of lease term	305	–
Interest expense	44	55
Lease payments	(158)	(208)
Lease recognition	–	16
Foreign currency translation difference	5	(12)
Ending balance	660	464

Current portion	138	126
Non-current portion	522	338
Total	$660	$464

Page | 19

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024, and 2023

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

The following table provides the schedule of undiscounted lease liabilities as at September 30, 2024:

Period payable	Total
Less than one year	$206
One to three years	406
Three to five years	163
Later than 5 years	56
Total undiscounted lease liabilities	$831

The Group had no short-term lease commitments of less than a year as of January 1, 2024. For the three and nine months ended September 30, 2024 and 2023, the Group incurred $nil in short-term lease commitments and expensed $nil (2023 - $nil and $55) over the same periods.

10.	EXPLORATION AND EVALUATION, GENERAL AND ADMINISTRATIVE, LEGAL ACCOUNTING AND AUDIT EXPENSES

(a)	Exploration and Evaluation Expenses (“E&E”)

For the three and nine months ended September 30, 2024, and 2023, E&E consisted of the following:

E&E	Three months		Nine months
	2024	2023	2024	2023
Engineering	$58	$496	$1,042	$2,081
Environmental	86	196	307	836
Property fees	14	10	15	12
Site activities	225	123	820	794
Socio-economic	387	714	1,221	1,931
Transportation	149	1	159	(72)
Other activities and travel	13	47	40	92
Total	$932	$1,587	$3,604	$5,674

(b)	General and Administrative Expenses (“G&A”)

For the three and nine months ended September 30, 2024, and 2023, G&A consisted of the following:

G&A	Three months		Nine months
	2024	2023	2024	2023
Conference and travel	$28	$112	$387	$395
Consulting	231	200	486	575
Depreciation of right-of-use assets	26	25	78	75
Insurance	653	952	2,016	2,533
Office costs, including information technology	176	193	565	568
Management and administration	793	797	2,534	2,379
Shareholder communication	218	382	807	1,021
Trust and filing	20	25	220	211
Total	$2,145	$2,686	$7,093	$7,757

Page | 20

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024, and 2023

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

(c)	Legal, Accounting and Audit Expenses

For the three and nine months ended September 30, 2024, and 2023, the following table provides further details:

	Three months		Nine months
	2024	2023	2024	2023
Legal	$694	$1,071	$2,210	$5,944
Insurance cost recoveries	(227)	(1,437)	(313)	(3,226)
Accounting	11	–	108	93
Audit and reviews	73	21	196	318
Total	$551	$(345)	$2,201	$3,129

11.	EMPLOYMENT COSTS

For the three months and nine months ended September 30, 2024 and 2023, the Group recorded the following:

	Three months		Nine months
	2024	2023	2024	2023
Exploration and evaluation
Salaries and benefits	$378	$337	$1,108	$1,359
Amounts paid for services by HDSI personnel (note 7(b))	71	264	186	693
	449	601	1,294	2,052
General and administrative
Salaries and benefits	327	339	1,038	1,103
Amounts paid for services by HDSI personnel (note 7(b))	572	670	1,857	1,943
	899	1,009	2,895	3,046

Share-based payments	8	245	20	1,061
	$1,356	$1,855	$4,209	$6,159

12.	BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share for the three and nine months ended September 30, 2024 and 2023 was based on the following:

	Three months		Nine months
	2024	2023	2024	2023
Loss attributable to shareholders	$4,618	$4,195	$13,604	$17,463
Weighted average number of shares outstanding (000s)	537,724	529,917	537,884	529,826

Page | 21

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024, and 2023

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

For the three and nine months ended September 30, 2024, and 2023, basic and diluted loss per share does not include the effect of employee share purchase options outstanding (2024 –17,950,000, 2023 – 24,318,500), non-employee share purchase options (2024 – 37,600, 2023 – 37,600), warrants (2024– 8,555,000, 2023 – nil) and DSUs (2024 – 520,848, 2023 – 455,703), as they were anti-dilutive.

13.	FINANCIAL RISK MANAGEMENT

The Group is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is as follows:

(a)	Credit Risk

Credit risk is the risk of potential loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations. The Group’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, restricted cash and amounts receivable. The Group limits the exposure to credit risk by only investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, in government treasury bills, low risk corporate bonds and money market funds which are available on demand by the Group when required. Amounts receivable in the table below exclude receivable balances with government agencies (note 4). The Group’s maximum exposure was as follows:

	September 30	December 31
Exposure	2024	2023
Interest, refundable deposits, and other receivables	$125	$595
Restricted cash	924	872
Cash and cash equivalents	21,835	18,200
Total exposure	$22,884	$19,667

(b)	Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they become due. The Group ensures, as far as reasonably possible, it will have sufficient capital to meet short to medium term business requirements, after considering cash flows from operations and the Group’s holdings of cash and cash equivalents and restricted cash, where applicable. The Group, however, has stated in Note 1 that there is material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern as there is no certainty that funds can be raised when needed, even though it has been successful in the past. The Group’s cash and cash equivalents at the reporting date were invested in business and savings accounts (note 5(a)).

The Group’s financial liabilities are comprised of current trade and other payables (note 9), payables to related parties (note 8), which are due for payment within 12 months from the reporting date, and non-current trade payables, which are due for payment more than 12 months from the reporting date. The convertible notes are convertible into common shares at a fixed conversion price at any time at the option of the Investor until December 18, 2033 (note 7). The carrying amounts of the Group’s financial liabilities represent the Group’s contractual obligations.

Page | 22

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024, and 2023

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

(c)	Foreign Exchange Risk

The Company is subject to both currency transaction risk and currency translation risk: the Pebble Partnership, Pebble Services Inc. and U5 Resources Inc. have the US dollar as functional currency, and certain of the Company’s corporate expenses are incurred in US dollars. The operating results and financial position of the Group are reported in Canadian dollars in these Financial Statements. As a result, the fluctuation of the US dollar in relation to the Canadian dollar will have an impact upon the losses incurred by the Group as well as the value of the Group’s assets and the amount of shareholders’ equity. The Group has not entered into any agreements or purchased any instruments to hedge possible currency risks.

The exposure of the Group’s US dollar-denominated financial assets and liabilities to foreign exchange risk was as follows:

	September 30	December 31
	2024	2023
Financial assets:
Amounts receivable	$227	$676
Cash and cash equivalents and restricted cash	21,707	18,069
	21,934	18,745
Financial liabilities:
Non-current trade payables	(522)	(338)
Convertible notes liability and derivative on convertible notes	(20,055)	(18,884)
Current trade and other payables	(1,007)	(724)
Payables to related parties	(96)	(134)
	(21,680)	(20,080)
Net financial assets (liabilities) exposed to foreign currency risk	$254	$(1,335)

Based on the above net exposures and assuming all other variables remain constant, a 10% change in the value of the Canadian dollar relative to the US dollar would at the reported period result in a gain or loss of $25 (December 31, 2023 – $133).  This sensitivity analysis includes only outstanding foreign currency denominated monetary items.

(d)	Interest Rate Risk

The Group is subject to interest rate cash flow risk with respect to its investments in cash and cash equivalents. The Group’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents or short-term low risk investments to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Assuming all other variables remain constant; a 100 basis points change representing a 1% increase or decrease in interest rates would have resulted in a decrease or increase in loss of $112 (2023 – $58) in the nine-month period.

(e)	Capital Management

The Group’s policy is to maintain a strong capital base to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Group consists of equity, comprising share capital and reserves, net of accumulated deficit. There were no changes in the Group’s approach to capital management during the period. The Group is not subject to any externally imposed capital requirements.

Page | 23

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024, and 2023

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

(f)	Fair Value

The fair value of the Group’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. Fair value measurements, which are determined by using valuation techniques, are classified in their entirety as either Level 2 or Level 3 based on the lowest level input that is significant to the measurement.

The Group has categorized the fair value measurement of the derivative on the convertible notes within Level 2 of the hierarchy as it is exposed to market risk; it employs the quoted market price of the Company’s shares, and foreign exchange rates.

14.	COMMITMENTS AND CONTINGENCIES

(a)	Legal Proceedings

Class Action Litigation following the USACE’s Record of Decision

United States

On December 4 and December 17, 2020, separate putative shareholder class action lawsuits were filed against the Company and certain of its current and former officers and directors in the U.S. District Court for the Eastern District of New York (Brooklyn) regarding the drop in the price of the Company’s stock following the 2020 ROD by the USACE regarding the Pebble Project.  These cases are captioned Darish v. Northern Dynasty Minerals Ltd. et al., Case No. 1:20-cv-05917-ENV-RLM, and Hymowitz v. Northern Dynasty Minerals Ltd. et al., Case No. 1:20-cv-06126-PKC-RLM.  Each of the complaints was filed on behalf of a purported class of investors who purchased shares of the Company’s stock from December 21, 2017, through November 25, 2020, the date the USACE announced its decision, and seeks damages allegedly caused by violations of the federal securities laws.  On March 17, 2021, the two cases were consolidated, and a lead plaintiff and counsel were appointed.  A consolidated and amended complaint was filed in June 2021, naming the Company, the Company’s CEO and the Pebble Partnership’s former CEO as defendants. The Company filed a motion to dismiss the complaint on behalf of all defendants, which the Court denied on January 25, 2023. On April 17, 2023, the parties notified the Court that, following mediation between the parties and the insurance carriers, an agreement-in-principle was reached to settle the consolidated action and that the parties expect to finalize the agreement over the coming weeks.  On June 7, 2023, the parties filed the executed settlement agreement with the Court, which (a) provides for a settlement amount within insurance policy limits, and (b) makes clear that the defendants deny any liability whatsoever and makes no admission of wrongdoing.  On July 24, 2023, the Court held a Fairness Hearing to determine if it would grant preliminary approval of the settlement agreement.  Consistent with guidance from the Court at the Fairness Hearing, the parties submitted modest revisions to the settlement agreement documents on July 26, 2023. On August 24, 2023, the Court granted preliminary approval of the settlement agreement and scheduled a final settlement hearing for December 7, 2023. On September 22, 2023, the settlement amount of US$6,375 ($8,445) was paid by the Company’s insurance carriers to the plaintiff’s firm on counsel’s instructions.

Following the final settlement hearing, on January 26, 2024, the Court granted final approval of the settlement agreement. On July 31, 2024, the Court granted plaintiffs’ motion for approval for distribution of the settlement funds and ordered the plaintiffs to dismiss the case or submit proposed next steps by September 30, 2024. On September 30, 2024, following a shareholder letter to the Court raising issue with her failure to receive a distribution from the settlement fund due to her de minimis amount as calculated pursuant to the settlement agreement, at the Court’s direction, plaintiffs filed a status letter explaining the shareholder’s lack of entitlement to any funds. The parties currently await a response from the Court.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024, and 2023

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

Grand Jury Subpoena

On February 5, 2021, the Company announced that the Pebble Partnership and its former CEO, had each been served with a subpoena issued by the United States Attorney’s Office for the District of Alaska to produce documents in connection with a grand jury investigation.  The Company is not aware of any civil or criminal charges having been filed against any entity or individual in this matter.  The Company also self-reported this matter to the US Securities and Exchange Commission ("SEC") and responded to a related inquiry being conducted by the enforcement staff of the SEC’s San Francisco Regional Office.  On August 3, 2023, the SEC notified the Company that the SEC had terminated its investigation, which did not result in an enforcement action.

Indemnification Obligations

The Company is subject to certain indemnification obligations to both present and former officers and directors, including the Pebble Partnership’s former CEO, in respect to the legal proceedings described above. These indemnification obligations will be subject to limitations prescribed by law and the articles of the Company and may also be subject to contractual limitations.

(b)	Pipeline Right-of-Way Bond Commitment

The Group has a bond of US$300 with the Alaskan regulatory authorities for a performance guarantee related to any potential reclamation liability as a condition for a pipeline right-of-way to a subsidiary of the Pebble Partnership, the Pebble Pipeline Corporation. The Group is liable to the surety provider for any funds drawn by the Alaskan regulatory authorities.

(c)	Pebble Performance Dividend Commitment

The Group has a future commitment beginning at the outset of project construction at the Pebble Project to distribute cash generated from a 3% net profits royalty interest in the Pebble Project to adult residents of Bristol Bay villages that have subscribed as participants, with a guaranteed minimum aggregate annual payment of US$3,000 each year the Pebble mine operates.

(d)	Office Use Commitment

The Company has an office use agreement with HDSI ending April 29, 2026 (note 8(b)). The commitment is a flow through cost at market rates. At September 30, 2024, the remaining undiscounted commitment was $166, and is summarized as follows:

Total
Less than one year	$105
One to three years	61
Total	$166

(e)	Contingent Legal Fees Payable

The Group has legal fees totaling US$635 payable to certain legal counsel on completion of a transaction that secures a partner for the Pebble Partnership.

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